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tom.oneill@linklaters.com

Cecilia D. Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

United States of America

April 5, 2005

Our Ref                     L-077191

Dear Ms. Blye,

Air France-KLM Form 20-F for the fiscal year ended March 31, 2004 / File no. 1-32139

We refer to the comment letter of the Office of Global Security Risk (the “Office”) dated February 23, 2005 on the above referenced annual report on Form 20-F (the “20-F”) of Air France-KLM. Set forth below in detail is the response of Air France-KLM.

Response

Air France-KLM does not believe the operations of Amadeus Sudani Co. Ltd (“Amadeus SCL”), which is 40% owned and consolidated under the equity method by Amadeus Global Travel Distribution S.A. (“Amadeus GTS”), an equity affiliate of Air France-KLM, constitute a material investment risk for Air France-KLM security holders.

Air France-KLM has been informed by Amadeus GTS that its 40% participation in the revenues and net profit of Amadeus SCL for the year ended December 31, 2004 were €373,200 and €178,000, respectively. Air France-KLM’s revenues and net income for the fiscal year ending March 31, 2005 are not yet available but it submitted its results of operations, prepared in accordance with French generally accepted accounting principles, for the nine months ended December 31, 2004 to the Securities and Exchange Commission (the “Commission”) under cover of Form 6-K on February 17, 2005. Expressed as percentages of the nine month figures of Air France-KLM submitted to the Commission and taking into account Air France-KLM’s 23.36% equity interest in Amadeus GTS after the proposed sale to BC Partners and Cinven, the revenues and net results of Amadeus SCL, were .000% and .011%, respectively, of those of Air France-KLM. Air France-KLM believes that the contribution of Amadeus SCL to the results of Air France-KLM, through equity investee Amadeus GTS, is not material to Air France-KLM security holders by any quantitative benchmarks of materiality used by the Commission in making decisions about what constitutes material information for investors.

In concluding that the operations of Amadeus SCL do not constitute a material investment risk to Air France-KLM security holders, Air France-KLM has also considered qualitative aspects of materiality. The limited shareholder and governance rights that Air France-KLM enjoys under its current shareholding arrangements regarding Amadeus GTS, as well as those that it will enjoy under its shareholding

A list of the names of the partners and their professional qualifications is open to inspection at the above office. The partners are solicitors, registered foreign lawyers or registered European lawyers.

Please refer to www.linklaters.com/regulation for important information on the regulatory position of the firm.

arrangement upon completion of the transaction with BC Partners and Cinven, do not confer on Air France-KLM any control over Amadeus GTS management decisions relating to amounts as small as the investment in Amadeus SCL (€62,000, as informed to Air France-KLM by Amadeus GTS). Air France-KLM has informed us that it in no way participated in Amadeus GTS’s decision to invest in Amadeus SCL. While the likelihood or impact of any adverse public reaction to activities in countries subject to U.S. economic sanctions are difficult to assess, Air France-KLM believes that such impact, if any, is significantly diminished because Amadeus SCL does not do business in the United States and because the U.S. business of and capital raising by Air France-KLM that might be subject to adverse U.S. public reaction is itself fairly small when compared with the business and capital raising of Air France-KLM worldwide. Moreover, Air France-KLM believes that substantially all of the world’s major airlines use the Amadeus Global travel reservation system. Air France-KLM does not believe any adverse public reaction to Amadeus GTS’s investment in Amadeus SCL would affect Air France-KLM more than its key competitors. Finally, Air France-KLM believes that any potential consequences of the nature that the Office has cited in its correspondence would also affect all major airlines and would not disproportionately affect Air France-KLM and its security holders.

In short, after due consideration, Air France-KLM believes that there is no set of reasonably foreseeable circumstances where Amadeus SCL’s operations would have a material financial impact on the operations of Air France-KLM or otherwise pose a material investment risk to security holders of Air France-KLM. To give greater prominence in Air France-KLM’s disclosure to Amadeus GTS’s investment in Amadeus SCL may even be misleading given that such investment is so minimal to Air France-KLM.

* * * * *

Should the Office have any questions or require any additional information, please telephone Thomas N. O’Neill III (tel: +331 5643 5882), or Deborah Smith (tel: +331 5643 5616). For your convenience, our e-mail addresses are tom.oneill@linklaters.com, and deborah.smith@linklaters.com, respectively.

Yours sincerely

/s/ Thomas N. O’Neill III
Thomas N. O’Neill III

cc:	Max Webb, Assistant Director, Division of Corporate Finance
Dominique Barbarin, Air France-KLM
Jean Marc Bardy, Air France-KLM
Louis Bedoucha, Air France-KLM